   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 2002


                                            REGISTRATION STATEMENT NO. 333-98951
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                HEALTHAXIS INC.
             (Exact Name of Registrant as Specified in Its Charter)

                  PENNSYLVANIA                                      23-2214195
        (State or Other Jurisdiction of                          (I.R.S. Employer
         Incorporation or Organization)                        Identification No.)

                             5215 N. O'CONNOR BLVD.
                               800 CENTRAL TOWER
                              IRVING, TEXAS 75039
                                 (972) 443-5000
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                             ---------------------
                                JAMES W. MCLANE
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             5215 N. O'CONNOR BLVD.
                               800 CENTRAL TOWER
                              IRVING, TEXAS 75039
                                 (972) 443-5000
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ---------------------
                                   COPIES TO:

                JOHN B. MCKNIGHT                                  J. BRENT WEBB
            LOCKE LIDDELL & SAPP LLP                             HEALTHAXIS INC.
          2200 ROSS AVENUE, SUITE 2200              5215 N. O'CONNOR BLVD., 800 CENTRAL TOWER
            DALLAS, TEXAS 75201-6776                           IRVING, TEXAS 75039
                 (214) 740-8000                                   (972) 443-5000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                               14,500,000 SHARES

                                HEALTHAXIS INC.

                                  COMMON STOCK

                             ---------------------

     This prospectus relates to the offer and sale from time to time of up to an aggregate of 14,500,000 shares of our common stock for the account of our shareholders named in this prospectus. These shares of common stock may be issued in connection with shares of our Series A Convertible Preferred Stock that we previously issued to these shareholders. We will not receive any of the proceeds from the sale of the shares of common stock, although we have paid the expenses of preparing this prospectus and the related registration statement.


     Our common stock is listed for trading on The NASDAQ SmallCap Market under the trading symbol "HAXS." On December 9, the last reported sale price of our common stock on NASDAQ was $0.41 per share. The shares covered by this prospectus may be sold at market prices prevailing at the time of sale or at negotiated prices.


     You should read this entire prospectus, including the documents incorporated by reference, carefully before you invest.

     AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is December 12, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    4
Cautionary Statements Concerning Forward-Looking
  Information...............................................   13
Where You Can Find More Information.........................   13
Incorporation of Information We File With the Commission....   13
Use of Proceeds.............................................   14
Selling Shareholders........................................   14
Plan of Distribution........................................   18
Legal Matters...............................................   19
Experts.....................................................   19

                                    SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our consolidated financial statements incorporated by reference in this prospectus, before making an investment decision.

HEALTHAXIS INC.

     HealthAxis is a technology services firm committed to providing innovative and configurable web-based connectivity and applications solutions for health benefit distribution and administration. Our solutions, which are comprised of software products and related services, are designed to assist health insurance payers, first and third party administrators, intermediaries and employers provide enhanced services to members, employees and providers through the application of our flexible technology to legacy systems, either on a fully integrated or on an application service provider basis. We believe that our solutions enable a client to reduce their administrative costs, enhance their customer service and improve their profitability.

RECENT DEVELOPMENTS

     Convertible Debenture Exchange. On July 31, 2002 we completed a transaction providing for the cancellation of our $27.5 million 2% convertible debentures in exchange for our issuance to the debenture holders of shares of our preferred stock and the payment of $4.0 million cash. The preferred stock is convertible into shares of our common stock at an initial conversion price of $2.625, and carries a fixed dividend rate of 2% per annum, payable semi-annually in cash or shares of our common stock. As more fully described under "Selling Shareholders," the preferred stock contains, among other things, provisions providing the holders a preference in the payment of dividends and also a liquidation preference equal to at least the stated value of the preferred stock plus all accrued but unpaid dividends. The holders of the preferred stock do not have general voting rights, although they do have the right to vote separately as a class in connection with some matters. See "Risk Factors -- Investment Related Risks."

     The issuance of the shares of preferred stock and the corresponding extinguishment of long-term debt reflects our continuing efforts to strengthen our capital structure. We also believe that the existence of the long-term debt was a negative factor in the minds of our existing customers, potential customers and our shareholders. However, we also considered factors mitigating against issuing the preferred stock and paying cash in exchange for the convertible debentures. These factors included, for example, the need to pay $4.0 million in cash to effect the exchange. Had we not entered into the exchange, we would have had additional liquidity for our ongoing operations. The convertible debentures did not mature until September 2005, and therefore did not represent an immediate use of liquidity. It is also possible that we could have negotiated a different transaction at a later date, or we could have repaid the convertible debentures in full when due through the issuance of other financial securities. On balance, after consideration of all the factors, we concluded that the existence of the convertible debentures was such a negative factor in the minds of our existing customers, potential customers and our shareholders, that this factor outweighed the other factors considered and that we should take immediate action.

     Termination of UICI Agreement. On June 17, 2002 we consummated an agreement with UICI terminating the Information Technology Services Agreement between UICI and us. We have accounted for the transaction as a disposition of a line of business. We have previously reported the activities under the services agreement as our outsourcing operating segment. Under the terms of the termination agreement, UICI made a one-time cash payment to us in the amount of $6.5 million and tendered 500,000 shares of HealthAxis common stock back to us. Approximately 165 HealthAxis employees that were previously dedicated to providing services to UICI have been transferred to and are now employed by UICI. Approximately 13 previously dedicated employees have been terminated by us and did not transfer over to UICI in the transaction. As a result, all expenses directly associated with the transferred or terminated employees will no longer be incurred by us. Under the terms of the services agreement, we were entitled to receive revenues from UICI equaling the sum of the costs allocable under the services agreement plus ten percent of such costs. See "Risk Factors -- Business Related Risks."

     We requested the early termination of the services agreement for the following reasons:

     - Our business strategy is focused on benefit administrator solutions, web connectivity capabilities and imaging and data capture services, and not on information technology outsourcing services. The services agreement was an information technology outsourcing arrangement and required significant management attention. The time required of management to administer the contract distracted time from the effective administration of our long-term business strategy.

     - UICI had previously publicly stated that it did not intend to renew the services agreement when it expires in December 2005 and that UICI expected that payments to us under the services agreement were likely to decline over the remaining term of the agreement. Our revenues derived from the services agreement had already declined from $21.4 million in 2000 to $20.7 million in 2001, and from $5.2 million in the first quarter of 2001 to $4.5 million in the first quarter of 2002 (a 14% decline).

     - Terminating the services agreement removed the future uncertainty associated with the levels of revenues and earnings to be derived from the services agreement, which were in decline. The termination agreement provided for the payment of $6.5 million in cash immediately. We estimated that the financial benefit to be received under the termination agreement was equal to or greater than the amount we could have reasonably expected to have received from continuation of the services agreement and was therefore attractive.

     Historically, in addition to the services agreement, we have provided other services to UICI. These services included the provision of benefit administrator services to UICIA, a UICI subsidiary that is a third party administrator, and the provision of imaging and data capture services to UICIA and other UICI subsidiaries. In addition, upon request by UICI, we have provided software licenses for web enabling products and have provided systems integration services. In 2001, UICI accounted for $29.7 million, or 68% of our total revenues (including revenues from discontinued operations for such period). The termination of the services agreement on January 1, 2001 would have had the effect of reducing our revenue for 2001 by $20.7 million, or 47%. In addition, our cash flows from operations would have declined significantly. For example, in the first quarter of 2002, we benefited from approximately $840,000 of additional cash flows derived under the services agreement, which cash flows we will lose in the future as a result of the termination of the services agreement. We expect that the termination of the services agreement will negatively impact our revenues, results of operations and cash flows from operations in 2002 and in future periods.

     In January 2002, UICI sold its third party administrator business (UICIA) to American Administrative Group, Inc. (AAG), an unrelated party. We continue to provide services to AAG and are in contract negotiations with AAG to execute a definitive agreement. As a result of this sale transaction, however, the only continuing services that we provide to UICI are in the area of imaging and data capture. All such services are provided in accordance with contracts negotiated with substantially the same terms and conditions as are typically afforded other clients. We believe that the revenue from these services will not be significant. In light of UICI's substantial ownership of our common stock, any further agreements between UICI and us would be subject to the approval of the related party transactions committee of our board of directors.

THE OFFERING

     The shares are being registered to permit the selling shareholders to sell the shares of common stock from time to time in the public market or through privately negotiated transactions or otherwise. The selling shareholders may sell these shares of common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled "Plan of Distribution."

OUR ADDRESS

     Our principal executive offices are located at 5215 N. O'Connor Blvd., 800 Central Tower, Irving, Texas 75039, and our telephone number at that address is
(972) 443-5000. Our website is located at www.healthaxis.com. Information contained on our website is not part of this prospectus.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information contained and incorporated by reference in this prospectus before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

BUSINESS RELATED RISKS

  BECAUSE WE HAVE A HISTORY OF OPERATING LOSSES, IT IS DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS AND TO KNOW WHEN, IF EVER, WE WILL BECOME PROFITABLE.

     As of September 30, 2002, we had an accumulated deficit of approximately $417 million, including charges related to our May 2001 restructuring of $279.6 million. The largest of these charges, a $277.2 million goodwill impairment charge, was due to our belief that previous growth expectations could not be met for several reasons including: (1) a change in our strategic focus; (2) a lack of readily available investment capital to fund previously anticipated growth;
(3) the fragmented and volatile nature of the sector in which we operate, and the degradation in value of similar types of companies; and (4) our belief that spending by health insurance companies would decline as a result of the economic slowdown in 2001.

     Our recent history of operating losses in our core business, and our limited operating history as a web-enabling software development company makes it difficult to evaluate our future prospects and to know when, if ever, we will become profitable. Furthermore, you should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in new, unproven, competitive and rapidly evolving markets. While our restructuring plan implemented in May 2001 brought costs more in line with our revenue base, there can be no assurances that our cash resources will prove adequate or that we will ever become profitable. These uncertainties negatively affect our business prospects and our stock price.

  WE AND UICI MUTUALLY DECIDED TO TERMINATE THE INFORMATION TECHNOLOGY SERVICES AGREEMENT, RESULTING IN THE LOSS OF SUBSTANTIALLY ALL OF THE BUSINESS OF OUR LARGEST CUSTOMER FOR 2001 AND THE FIRST SIX MONTHS OF 2002. THE LOSS OF THIS BUSINESS WILL NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION IN THE NEAR TERM, AND IT IS UNLIKELY THAT WE WILL SOON BE ABLE TO REPLACE THIS BUSINESS.

     For the year ended December 31, 2001 and the six months ended June 30, 2002, UICI and its subsidiaries accounted for an aggregate of approximately $29.7 million and $9.3 million, or 68% and 52% of our total revenues, respectively (inclusive of all revenues derived from UICI and its subsidiaries). On June 11, 2002, we announced our agreement with UICI to an early termination of the Information Technology Services Agreement, which in 2001 accounted for $20.7 million of our revenues. Any revenue that we derive from UICI in the future is not expected to be as significant as in the past. This termination will adversely affect our near term revenues, and also our results of operations and financial condition. One reason our results of operations will be negatively affected is because we are unable to reduce some general and administrative and other expenses, a portion of which were allocable to the UICI business relationship, and against which we were previously able to earn a profit from UICI. We hope to be able to generate new sources of revenue to replace our business with UICI, but it is unlikely that we will be able to do so in the near term.

  A SMALL NUMBER OF CLIENTS ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR BUSINESS, AND THE LOSS OF ANY ONE OF THEM COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS AND FINANCIAL CONDITION.

     As a result of the termination of the UICI services agreement, the business of our remaining clients now represents a more significant component of our continuing operations. For the nine-month period ended September 30, 2002, excluding the business generated from UICI under the services agreement, our four largest customers (UICI, American Administrative Group, Inc., Healthscope Benefits and NCAS/Carefirst) accounted for 59% of revenues from continuing operations. Further, one of these clients, American Administrative Group, Inc.
(AAG), is currently operating under a temporary arrangement while we and AAG continue to negotiate a definitive agreement. While we expect that a definitive agreement will be executed by the end of 2002, there can be no assurance that a definitive agreement will be reached with AAG. We are dependent to a significant degree on our ability to maintain our existing relationships with our clients. There can be no assurance that we will be successful in maintaining our existing client relationships, or that we will be successful in securing new clients.

  MANY OF OUR CLIENT CONTRACTS CONTAIN A FIXED-PRICE COMPONENT, AND BECAUSE WE SOMETIMES INCUR COSTS IN EXCESS OF OUR PROJECTIONS, WE COULD EXPERIENCE DECREASED OPERATING MARGINS OR INCREASED OPERATING LOSSES.

     Many of our client contracts contain a fixed-price component, and some of these contracts are long-term. Our client contracts typically involve a lengthy implementation period, which makes it more difficult to accurately estimate the costs that we will incur to complete the contract. We sometimes incur costs in excess of our projections and as a result experience lower margins than expected or may incur losses with respect to the project. The nature of our fixed-price arrangements can result in decreased operating margins or increased operating losses, and could materially and adversely effect our business, financial condition and results of operations. This risk is exacerbated in light of the recent termination of the services that we provided to UICI under the Information Technology Services Agreement, which were performed on a cost plus percentage basis.

  IF THE HEALTHCARE INDUSTRY DOES NOT ACCEPT OUR NEW INFORMATION TECHNOLOGY, OR ACCEPTANCE OCCURS AT A SLOWER PACE THAN ANTICIPATED, WE MAY NOT BE ABLE TO MAINTAIN OR INCREASE REVENUES OR GENERATE ANY NET INCOME.

     We believe that the claims and administration segment of the healthcare industry has historically under-invested in information technology. If the conversion from traditional paper methods to electronic information exchange does not continue to occur, or this conversion occurs at levels below those we currently anticipate, we may not sell a sufficient amount of our products and services to maintain or increase revenues and generate any net income. Even if industry participants convert to electronic information exchange, they may not elect to use HealthAxis' applications and services.

  OUR COMPETITORS MAY BE MORE SUCCESSFUL IN ATTRACTING CUSTOMERS, WHICH COULD RESULT IN DECREASED SALES, A LOSS OF REVENUE AND A DECREASE IN THE VALUE OF OUR COMMON STOCK.

     We compete with a number of competitors in each of our operating segments. We also compete with the internal information resources and systems of some of our prospective and existing clients. Our competitors could develop or offer solutions superior to those we offer. Some of our current and potential competitors are larger, better capitalized, have greater financial and operating resources and greater market share than we do. These competitors may be able to respond more quickly to changes in customer requirements or preferences. They may also be able to devote greater resources to claims processing services or to the development, promotion and sale of their products.

  ERRORS IN OUR APPLICATION SOLUTIONS COULD DETRACT FROM THE RELIABILITY AND QUALITY OF OUR INFORMATION SYSTEMS, WHICH, IN TURN, COULD RESULT IN DECREASED SALES, LIABILITY FOR DAMAGE CLAIMS AND A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS.

     We devote substantial resources to satisfying the demands of the claims and administration segment of the healthcare industry for a high level of reliability and quality from its information systems. In the course of client acceptance testing, HealthAxis historically has experienced few application solutions errors. However, application solutions may contain undetected errors. These errors may result in loss of data, or a reduction in the ability to process transactions on a timely basis, which could result in the loss of existing business and future business, as well as the loss of, or delay in, market acceptance of HealthAxis' application solutions. We have attempted to limit contractually, and through insurance coverage, damages arising from negligent acts, errors, mistakes or omissions in our application solutions, or in rendering services. However, these contractual protections could be unenforceable or insufficient to protect us from liability for damages in connection with the successful assertion of one or more large lawsuits.

  OUR FUTURE SUCCESS SIGNIFICANTLY DEPENDS ON THE EXPERIENCE OF OUR EXECUTIVE OFFICERS AND KEY PERSONNEL, AND THE LOSS OF ONE OR MORE OF THEM COULD IMPAIR OUR ABILITY TO DO BUSINESS AND OTHERWISE NEGATIVELY IMPACT THE PRICE OF OUR COMMON STOCK.

     Our future success depends, in significant part, upon the continued services of our executive officers and key personnel. The loss of services of one or more of our executive officers or key employees could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to retain our executive officers or key personnel. We do not have employment agreements with our executive officers or key personnel, although we have entered into change of control agreements with the senior most executive officers. These agreements will operate like an employment agreement in the event of a "change of control" of HealthAxis. Further, if our Chief Executive Officer, James W. McLane, were to cease to serve as such under some circumstances prior to July 31, 2003, then the conversion price at which shares of preferred stock could be converted into shares of common stock would be decreased by five percent.

  OUR RELIANCE ON THIRD PARTY VENDORS COULD PLACE US AT RISK FOR INCREASED EXPENSES, FAILURE TO MEET OUR CONTRACTUAL OBLIGATIONS AND/OR LOST CLIENTS.

     We rely in part upon third party vendors for the delivery of our products and services to our clients. We have an alternative in each case, but the alternative would be expensive and time consuming to implement. If any of these vendors ceased providing the product or service on which we rely, our business could also be interrupted until such time as we are able to replace the product or service and integrate it with our own product and service offering. Such interruptions could be in violation of our service level commitments to our customers. The key third party vendors on which we rely include:

     - Advanced Business Fulfillment -- which prints and mails the majority of output from our claims system, namely beneficiary checks, explanation of benefits and letters.

     - Gentran -- which supplies software that supports our ability to receive and transmit transactions and files electronically.

     - IBM -- which provides data center facilities.

     - Ingenix -- which provides usual and customary databases that we use for determining the reasonableness of a healthcare provider's fees, as well as certain clinical logic used in the processing of health insurance claims.

     - Satyam -- which supplies custom software development and programming personnel in support of our systems development and integration contracts.

     - WorldCom, Netlojix and AT&T -- which provide telecommunication lines and Internet gateways through which we connect to our clients.

  IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, OUR COMPETITORS COULD USE OUR PROPRIETARY TECHNOLOGY TO COMPETE AGAINST US, WHICH COULD NEGATIVELY IMPACT OUR REVENUES AND OTHERWISE RESULT IN OUR ENGAGING IN COSTLY LITIGATION.

     Our success depends to a significant extent on our ability to protect the proprietary and confidential aspects of our solutions and the tradenames associated with them. Our solutions are not patented and existing copyright laws offer only limited practical protection. The legal protections afforded to us, or the precautions we take, may be inadequate to prevent misappropriation of our technology or the tradenames associated with our solutions. Any infringement or misappropriation of our proprietary solutions or the related tradenames could have the effect of allowing competitors to use our proprietary information to compete against us, or result in costly litigation in order to protect our rights. In addition, these limited protections do not prevent independent third-party development of functionally equivalent or superior technologies, products, or services.

  WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD RESULT IN COSTLY LITIGATION AND ADDITIONAL LOSSES OR DECREASED REVENUES.

     As competing healthcare information systems increase in complexity and overall capabilities, and the functionality of these systems further overlap, we could be subject to claims that our technology infringes on the proprietary rights of third parties. These claims, even if without merit, could subject us to costly litigation and could command the time and attention of our technical, legal, and management teams to defend. Further, if a court determined that we infringed on the intellectual property rights of a third party, we could be required to:

     - Develop non-infringing technology or tradenames;

     - Obtain a license to the intellectual property;

     - Stop selling the applications or using names that contain the infringing intellectual property;

     - Pay substantial damage awards.

     If we cannot develop non-infringing technology or tradenames, or obtain a license on commercially reasonable terms, any of the above listed potential court-ordered requirements would adversely impact our operations and revenues.

  OUR FAILURE TO MEET PERFORMANCE STANDARDS DESCRIBED IN OUR SERVICE AGREEMENTS COULD RESULT IN THE TERMINATION OF THOSE AGREEMENTS, THE LOSS OF OTHER BUSINESS AND THE IMPOSITION OF PENALTIES, ANY OF WHICH, IN TURN, COULD LEAD TO DECREASED REVENUES AND LARGER CONTINUING LOSSES.

     Many of our service agreements contain performance standards. HealthAxis could fail to meet some contractual performance standards related to turnaround times, availability, and quality standards set forth in its service agreements. Our failure to meet these standards could result in the termination of these agreements, as well as financial penalties from current clients and decreased sales to potential clients. These penalties range from less than 1% to a maximum of 50% of the aggregate amount payable under these agreements. If we are unable to maintain performance standards, we may experience decreased sales, decreased revenues, and continued losses.

  OUR JAMAICAN OPERATIONS SUBJECT US TO ADDITIONAL RISKS, INCLUDING PROBLEMS ENFORCING LEGAL RIGHTS, EXPROPRIATION, POLITICAL OR SOCIAL INSTABILITY, LABOR DIFFICULTIES AND TROPICAL STORMS. IF WE ENCOUNTER ANY OF THESE PROBLEMS IN JAMAICA, IT IS POSSIBLE THAT OUR OPERATIONS WOULD BE DISRUPTED, THAT WE WOULD INCUR HIGHER EXPENSES AND THAT WE COULD FAIL TO MEET OUR CONTRACTUAL OBLIGATIONS OWED TO CUSTOMERS AND OTHER THIRD PARTIES.

     We conduct imaging operations related to the conversion of insurance claims information to electronic form in Jamaica through an indirect subsidiary. For the year ended December 31, 2001, HealthAxis earned 6.2% of its total revenues from its Jamaican operations. There is less government regulation in Jamaica than in the United States, and there may be more difficulty in enforcing Jamaican legal rights. Additionally, there is the possibility of expropriation or confiscatory taxation, limitations on the removal of property or other assets, political or social instability, labor difficulties, or diplomatic developments that could affect our Jamaican operations and assets. While these factors have not to date had a material adverse impact on our business, if an adverse event occurred, it could materially disrupt our business operations, jeopardizing our ability to meet our contractual obligations and likely leading to higher expenses.

     The proximity of our Jamaican operation to the ocean-front could expose our facility to damage from a tropical storm. While we maintain insurance coverage on the facility, we could experience downtime and could incur additional expenses related to relocation or repair of the facility, should this occur.

     Currently, our Jamaican subsidiary is able to take advantage of the Jamaican labor market, which provides competent and inexpensive labor. As of December 31, 2001, our Jamaican subsidiary had approximately 150 employees. If the risks or problems posed by conducting operations in Jamaica require significant financial or managerial resources, or we are forced to relocate these operations, our costs to provide these services would increase.

  BECAUSE UICI, A SIGNIFICANT CUSTOMER, ALSO CONTROLS A SUBSTANTIAL PORTION OF OUR OUTSTANDING COMMON STOCK, IF WE ENTER INTO NEW CONTRACTS WITH UICI CONFLICTS OF INTEREST COULD ARISE THAT COULD RESULT IN CONTRACTS THAT ADVERSELY AFFECT OUR REVENUES AND RESULTS OF OPERATIONS.


     UICI owns or controls approximately 45% of HealthAxis' outstanding common stock as of December 9, 2002. Although we terminated in June 2002 the UICI information technology services agreement, we continue to provide UICI and its affiliates with some services. In light of the potential for the conflicts of interest that would arise if we were to enter into new contracts with UICI, any such contracts would be subject to the approval of our Board of Directors and our Related Party Transactions Committee, the latter of which is comprised solely of independent Board members. While we have no intention of entering into any contract with UICI that is less favorable to us than are the contracts that we enter with unrelated third parties, our Related Party Transactions Committee is specifically charged with ensuring that this does not occur. If we were to enter in contracts with UICI that are less favorable to us than are our contracts with unrelated third parties, our revenues and results of operations could be adversely affected.


INTERNET AND HEALTH INSURANCE INDUSTRY RELATED RISKS

  THE SUBSTANTIAL TIME REQUIRED FOR US TO CONVERT A BUSINESS OPPORTUNITY INTO REVENUE DEPRESSES OUR POTENTIAL NEAR TERM GROWTH RATE.

     Like other companies in the health information technology industry, it takes us a substantial amount of time to bid for the business of a new client, win the business of a new client, and, finally, convert that business into revenue. These time lags mean that even if we are successful in winning new client business, we may not benefit from the revenues derived from that business for some time. This industry phenomenon may dampen our near term potential growth rates.

  IF A SUFFICIENT NUMBER OF HEALTH INSURANCE PAYERS DO NOT ACCEPT THE INTERNET AS A MEDIUM FOR HEALTH INSURANCE SALES AND ADMINISTRATION, WE MAY BE UNABLE TO INCREASE REVENUES AND DECREASE LOSSES.

     If insurance payers do not accept the Internet as a medium for policy sales, claims administration and customer relationship management, we may not be able to increase revenues through sales of our Internet based solutions. The health insurance industry's traditional paper-based methods are well established, and the industry is generally slow to change.

  OUR FOCUS ON PROVIDING WEB BASED SOLUTIONS EXPOSES US TO INTERNET ACCESS PROBLEMS, WHICH COULD ADVERSELY AFFECT SOME OF OUR SOFTWARE HOSTING SERVICES AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

     Some of our solutions rely on Internet access and are therefore subject to a number of risks, including risks associated with disruptions, delays or losses due to technical difficulties, natural causes or security breaches. These problems may adversely affect the success of some of our software hosting services because our ability to deliver these services to clients is dependent on the use of the Internet as a medium of effective communication. If we were to encounter these problems, we could lose revenues from clients or potential clients and could also incur additional costs, which would negatively impact our operating results.

  CHANGES IN THE REGULATION OR TAXATION OF THE INTERNET COULD DEPRESS OUR REVENUES AND INCREASE OUR OPERATING EXPENSES.

     The Internet is subject to the risk of changing government regulation. A number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. In particular, we could be subject to the governmental adoption of regulations that charge Internet access fees or impose taxes on subscriptions. Laws or regulations may also be adopted relating to liability for information retrieved from or transmitted over the Internet, on line content regulation, user privacy and the quality of products and services. A number of legislative proposals have been made that would impose additional taxes on the sale of goods and services over the Internet. New legal requirements or interpretations applicable to the Internet could depress our revenues through limitations on the use of the Internet for our solutions or prohibitions on the sale of a particular solution, increase our cost of doing business, or otherwise have a material adverse effect on our business.

  IN ORDER TO MAINTAIN COMPLIANCE WITH APPLICABLE INSURANCE REGULATIONS, WE MAY NEED TO EXPEND FINANCIAL AND MANAGERIAL RESOURCES THAT COULD INCREASE OUR EXPENSES AND REDUCE THE VALUE OF OUR COMMON STOCK.

     The insurance industry is highly regulated and the regulations that govern our clients are subject to change. Changes in these regulations could require us to expend additional financial and managerial resources to revise our products and services in order to comply.

  IF OUR SOFTWARE IS NOT IN COMPLIANCE WITH HIPAA, THEN WE COULD LOSE BUSINESS; AND IF OUR INTERNAL OPERATIONS ARE NOT HIPAA-COMPLIANT, THEN WE MAY FACE CONTRACTUAL LIABILITY CLAIMS.

     Some of the applications solutions we provide to our clients will require modifications in order to achieve or maintain compliance with the Electronic Transactions Sets, Privacy, and Security provisions of the Health Insurance Portability and Accountability Act ("HIPAA"). In addition, some aspects of HealthAxis' internal operations must become HIPAA compliant. The timing of compliance with HIPAA requirements varies depending upon the applicable rule and effectiveness dates. We believe HealthAxis will be able to meet all the HIPAA requirements currently published for our internal operations and for our clients. If HealthAxis is unable to deliver applications solutions which achieve or maintain compliance with the applicable HIPAA rules, then clients may move business to applications solutions providers whose systems are or will be HIPAA compliant, and as result, our business would suffer. If HealthAxis' internal operations are not HIPAA-compliant, then we may also face contractual liability to the extent our business associate contracts require compliance. In the event that we lose business to competitors, or are required to pay amounts as a result of contractual liability claims, the market price of our common stock may decline.

  THE INSOLVENCY OF OUR CUSTOMERS, OR THE INABILITY OF OUR CUSTOMERS TO PAY FOR OUR SERVICES, WOULD ADVERSELY AFFECT OUR REVENUES AND, HENCE, OUR RESULTS OF OPERATIONS.

     Health insurance payer organizations are often required to maintain restricted cash reserves and satisfy strict balance sheet ratios promulgated by state regulatory agencies. In addition, health insurance payer organizations are subject to risks that physician groups or associations within their organizations become subject to costly litigation or become insolvent, which may adversely affect the financial stability of the payer organizations. If insurance payer organizations are unable to pay for our services because of their need to maintain cash reserves or failure to maintain balance sheet ratios or solvency, our ability to collect fees for services rendered would be impaired and our results of operations could be adversely affected.

  THE CONSOLIDATION OF HEALTH INSURANCE PAYER ORGANIZATIONS COULD DECREASE THE NUMBER OF OUR EXISTING AND POTENTIAL CUSTOMERS, WHICH COULD DEPRESS OUR REVENUE PROSPECTS.

     There has been, and continues to be, acquisition and consolidation activity in the insurance payer organizations industry. Mergers or consolidations of payer organizations in the future could decrease the number of our existing and potential customers. A smaller market for our products and services could depress our revenue prospects.

  CHANGES IN GOVERNMENT REGULATION OF THE HEALTHCARE INDUSTRY COULD INCREASE OUR EXPENSES AND OTHERWISE ADVERSELY AFFECT OUR CLIENTS' BUSINESSES, AND WHICH COULD, IN TURN, ADVERSELY AFFECT OUR BUSINESS.

     During the past several years, the healthcare industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and some capital expenditures. In addition, proposals to reform the healthcare system have been considered by Congress. These proposals, if enacted, may further increase government involvement in healthcare, lower reimbursement rates and otherwise adversely affect the healthcare industry, which could adversely impact our clients' businesses, and which could, in turn, adversely affect our business. The impact of regulatory developments in the healthcare industry is complex and difficult to predict, and our business could be adversely affected by existing or new healthcare regulatory requirements or interpretations.

INVESTMENT RELATED RISKS

  OUR PREFERRED STOCK HAS RIGHTS, INCLUDING ECONOMIC RIGHTS, SENIOR TO OUR COMMON STOCK, THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON THE MARKET VALUE OF OUR COMMON STOCK.

     Our preferred stock has economic rights senior to our common stock. For example, the terms of the preferred stock provide that if we liquidate HealthAxis, the holders of the preferred stock will receive some assets of HealthAxis prior and in preference to our common shareholders. More specifically, in the event of a liquidation, the holders of our preferred stock will receive an amount per share equal to the greater of the stated value of the preferred stock (currently, $23.5 million) plus all accrued but unpaid dividends, or their pro rata portion of the assets of HealthAxis. In part, this preference means that if we liquidate prior to the conversion of our preferred stock and our total assets available for distribution are less than $23.5 million plus all accrued but unpaid dividends, then our common shareholders will receive nothing in the liquidation. This preference for the preferred stock may adversely affect the price of our common stock.

  THE TERMS OF THE PREFERRED STOCK INCLUDE REDEMPTION PROVISIONS THAT COULD BE TRIGGERED IF WE FAIL TO COMPLY WITH SOME CONTRACTUAL TERMS. IF THESE REDEMPTION PROVISIONS WERE TRIGGERED, WE COULD BE REQUIRED TO REDEEM FOR CASH ALL OF THE SHARES OF PREFERRED STOCK.

     The terms of the preferred stock provide that in some situations the holders of the preferred stock can force us to redeem, or buy back, their shares. This redemption may adversely affect us, because we may not have the cash necessary to effect the redemption or because cash that could have been used to make investments in our business will instead be paid to the holders of our preferred stock. The situations in which we can be required to redeem shares of preferred stock are summarized under "Selling Shareholders" and involve situations where we are found to have made an incorrect representation or warranty, or breached a covenant or agreement, in the Certificate of Designation or other documents executed in connection with the issuance of the preferred stock.

  THE TERMS OF THE PREFERRED STOCK INCLUDE AN OBLIGATION TO PAY CUMULATIVE DIVIDENDS, WHICH IF PAID IN CASH WOULD DEPLETE OUR CASH RESOURCES AND IF PAID IN STOCK WOULD DILUTE OUR COMMON SHAREHOLDERS.

     The terms of the preferred stock provide that cumulative dividends be paid at the rate of 2% per year, payable semi-annually. In general, we may choose to pay the dividends either in cash or by issuing shares of common stock, although in some circumstances we are required to pay cash dividends. Our obligation to pay dividends is not dependent on our financial performance. If we pay cash dividends, our cash resources will be depleted, while if we pay stock dividends, our common shareholders will experience dilution.

  THE TERMS OF THE PREFERRED STOCK PROVIDE FOR THE CONVERSION OF SHARES OF PREFERRED STOCK INTO COMMON STOCK, AND ANY ADJUSTMENT IN THE INITIAL CONVERSION PRICE WOULD RESULT IN ADDITIONAL SHARES OF COMMON STOCK BEING ISSUABLE IN THE EVENT OF A CONVERSION, WHICH WOULD DILUTE AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     The convertibility of the preferred stock into shares of our common stock, and the possibility that the conversion price could be adjusted downward in some limited situations, has a dilutionary impact on our common stock and could adversely affect the price of our common stock. The holders of the preferred stock may elect to convert their shares into shares of common stock at any time, and under some limited circumstances involving a substantial increase in the market price of our common stock, we have the right to require the conversion of all of the shares of preferred stock. The initial conversion price for the preferred stock is $2.625 per share, although this conversion price is subject to adjustments in some limited situations. For example, if under some circumstances, we issue options or sell stock or stock equivalents at a price per share that is below the then-applicable conversion price of the preferred stock, then the conversion price of the preferred stock would be adjusted downward, with the result that the number of shares of common stock issuable for each share of preferred stock would increase. In addition, the conversion price of the preferred stock would be adjusted downward in the event that we declare or pay a dividend or distribution on our shares of common stock, whether in shares of common stock or in other property, or if we effect a stock split, or if James W. McLane, our chief executive officer, resigns or is terminated without cause on or before July 31, 2003, or if we fail to timely pay specified cash amounts due to the holders of our shares of preferred stock in the event the registration statement of which this Prospectus forms a part is not initially declared effective by the Securities and Exchange Commission on or before July 31, 2003.

  IN ORDER FOR US TO TAKE SOME ACTIONS, WE ARE REQUIRED TO OBTAIN THE APPROVAL OF THE HOLDERS OF PREFERRED STOCK. IN THE EVENT SUCH APPROVAL IS NOT OBTAINED, WE COULD NOT TAKE THE SPECIFIED ACTION, EVEN IF IT WAS IN OUR BEST INTEREST AND THAT OF OUR COMMON SHAREHOLDERS.

     Except as otherwise provided by applicable law, the holders of the preferred stock do not have the right to vote together with the holders of common stock. The holders of preferred stock do, however, have the right to vote separately as a class in a number of circumstances specified in the Certificate of Designation where we propose to take some actions, including:

     - Changing our charter, bylaws or the Certificate of Designation in ways that would adversely affect the rights of the holders of the Preferred Stock;

     - In some cases, increasing or decreasing the total number of authorized shares of our common stock or preferred stock;

     - Effecting a reverse stock split of our common stock, declaring or paying any dividends on shares of our common stock, or otherwise redeeming or repurchasing any shares of our common stock in most circumstances;

     - Entering into any agreement or arrangement with any of our officers, directors or some other affiliates, except under limited circumstances;

     - Issuing any securities having a preference over, or being on parity with, the preferred stock;

     - Liquidating, dissolving or winding-up our business or that of any of our subsidiaries;

     - Entering any transaction to sell or otherwise dispose of all or substantially of our assets, or entering into some reorganizations, mergers, consolidations or similar transactions, or reclassifications, recapitalizations or other changes to our capital stock;

     - Selling or otherwise disposing of any material portion of our assets, except under limited circumstances;

     - Incurring indebtedness or otherwise becoming liable with respect to debts over a specified level, or otherwise pledging any shares of our capital stock other than in the ordinary course of business;

     - Entering into a new or different line of business, outside of the provision of technology services or software applications; and

     - Engaging in any transaction involving the sale of securities that would result in an adjustment in the conversion price of the Preferred Stock below a specified level.

In addition to obtaining the approval of the holders of the preferred stock with respect to a proposed sale or other disposition of HealthAxis or of all or substantially all of its assets, we also are required to notify the holders of preferred stock in advance of our entry into any related letter of intent or similar written instrument. In deliberating and taking action to approve or disapprove such a transaction, the holders of preferred stock are required to exercise good faith. However, the right of the holders of preferred stock to vote against, and thereby block, a sale transaction involving HealthAxis could make HealthAxis less attractive to a third party and could prevent our common shareholders from realizing a premium over the then-prevailing market price for their shares in the event a sale transaction is proposed.

  THE SALE OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, OR THE POSSIBILITY OF THESE SALES, COULD LOWER OUR STOCK PRICE.

     A substantial number of shares of our common stock will become eligible for sale in the public market upon the effectiveness of the registration statement of which this prospectus is a part. We are required to keep such registration statement effective for up to two years from the date of effectiveness of such registration statement and, if under some circumstances the shares of common stock offered hereby cannot be sold under such registration statement, then we are required to pay to the holders of preferred stock a registration delay payment penalty. In addition to the stock registration obligations that we owe to the holders of preferred stock, we also owe registration obligations to other securityholders. Sales of substantial amounts of our shares of common stock in the public market, or the possibility of these sales, may adversely affect our stock price.

  BECAUSE UICI OWNS A SUBSTANTIAL PORTION OF OUR COMMON STOCK, IT COULD TAKE ACTIONS THAT WOULD ADVERSELY AFFECT OUR OTHER SHAREHOLDERS.


     UICI owns or controls approximately 45% of HealthAxis' outstanding common stock as of December 9, 2002. In the event UICI did not favor a proposed change of control of HealthAxis, this concentration of ownership could have the effect of delaying or preventing a change in control of HealthAxis and could eliminate the opportunity for our shareholders to realize a premium over the then-prevailing market price for their shares. In this regard, it should also be noted that a change of control transaction to which we are a party would also require the approval of the holders of Preferred Stock, and several members of HealthAxis' management have entered into agreements that provide that they will, under some circumstances, be entitled to severance payments in the event of a change of control. In addition, sales by UICI of a significant number of shares of our common stock could have an adverse effect upon the prevailing market price of our common stock.


  SHARE OWNERSHIP BY CURRENT MANAGEMENT AND UICI MAY RESULT IN THE INABILITY OF PUBLIC SHAREHOLDERS TO AFFECT THE COMPOSITION OF HEALTHAXIS' BOARD OR TO REPLACE CURRENT MANAGEMENT.

     UICI and some members of HealthAxis' current management and Board of Directors collectively own or control a majority of the outstanding HealthAxis common stock. In addition, by virtue of a Proxy Agreement dated November 7, 2001, UICI conveyed the right to vote 33.3% of its shares to the HealthAxis Board of Directors for the sole purpose of electing directors. Acting together, UICI and these individuals can control the election of directors. As a result, public shareholders may be unable to affect the composition of the HealthAxis' board or replace current management.

  IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ SMALLCAP MARKET, THE MARKET PRICE FOR SHARES OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

     Continued listing on The NASDAQ SmallCap Market of our common stock will require that our common stock obtain a per share price of at least $1.00 per share for 10 consecutive trading days on or before April 17, 2003, and that we otherwise maintain compliance with other applicable listing standards. The recent price of our common stock has been below $1.00 per share. If our common stock were delisted from The NASDAQ SmallCap Market, we would likely be traded in the over-the-counter bulletin board market, or in the so-called "pink sheets." If our common stock were delisted, fewer investors would have access to trade our common stock, which may result in reduced demand for the stock. In addition, our common stock may become subject to penny stock regulations. The penny stock regulations require that broker-dealers who recommend penny stocks to persons other than institutional accredited investors must make a special suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents which identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules. Holders of our common stock may find it difficult to sell their shares of common stock, which could adversely affect the market price of our common stock.

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, beliefs, estimates and projections, as well as assumptions made by, and information currently available to, us. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements can generally be identified as such because the context of the statement may include words such as "expect," "believe," "anticipate" or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. These statements are not guarantees of future performance, events or results and generally involve known and unknown risks, uncertainties and other facts that may cause our actual results, performance or achievements to be materially different from such forward-looking statements. The sections entitled "Risk Factors" beginning on page 2 of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in our Annual Report and Quarterly Reports contain a discussion of some of the risks and other factors that could contribute to those differences. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the Commission at:

        Room 1204, Judiciary Plaza
        450 Fifth Street, N.W.
        Washington, D.C. 20549

     Please call the Commission at 1-800-SEC-0330 for further information about the public reference facilities. This material may also be obtained from the Commission's worldwide web site at http://www.sec.gov. The address of the Commission's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. Our outstanding common stock is listed on The Nasdaq SmallCap Market under the symbol "HAXS."

     We have filed a registration statement, of which this prospectus is a part, covering the common stock offered hereby. As allowed by Commission rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

            INCORPORATION OF INFORMATION WE FILE WITH THE COMMISSION

     The Commission allows us to "incorporate by reference" some information we file with it into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents listed below and future filings we will make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering of these shares is terminated:


     - our quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002, and September 30, 2002, filed with the Commission on May 14, 2002 and as amended on December 11, 2002, and August 14, 2002 and November 13, 2002, respectively;

     - our annual report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 22, 2002, and as amended on April 4, 2002 and December 10, 2002;


     - our current reports on Form 8-K filed with the Commission and dated February 7, 2002, June 17, 2002, July 31, 2002, August 29, 2002 and
       November 19, 2002; and

     - the description of our capital stock contained in our current report on Form 8-K filed with the Commission on January 30, 2001.

     Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

     You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents which are not specifically incorporated by reference herein) without charge upon written or oral request to J. Brent Webb, HealthAxis Inc., 5215 N. O'Connor Blvd., 800 Central Tower, Irving, Texas 75039.

                                USE OF PROCEEDS

     The selling shareholders will receive all of the proceeds from the sale of the shares of our common stock offered under this prospectus and we will not receive any proceeds from the sale of those shares.

                              SELLING SHAREHOLDERS

     This prospectus relates to the sale of up to 14,500,000 shares of our common stock for the selling shareholders named in the table below. The common stock is issuable to the selling shareholders upon the conversion into shares of common stock of shares of, or the payment of common stock dividends with respect to, our Series A Convertible Preferred Stock, par value $1.00 per share. The selling shareholders received the preferred stock in a private placement transaction that closed on July 31, 2002. On that date, we filed a Certificate of Designation with the Pennsylvania Secretary of State designating 23,500 shares of preferred stock. We also issued 23,500 shares of preferred stock, with a stated value of $23.5 million, and made a $4.0 million cash payment, to the holders of $27.5 million of our 2% convertible debentures in order to cancel such debentures. The preferred stock is convertible into shares of our common stock at an initial conversion price of $2.625, which conversion price is subject to adjustment in some circumstances. Specifically, the conversion price is subject to a downward adjustment in a number of situations, including if: (1) James W. McLane, our chief executive officer, resigns or is terminated without cause on or before July 31, 2003; (2) we sell common stock, options or common stock equivalents at a price per share that is below the then-applicable conversion price of the preferred stock (subject to some exceptions); (3) we declare or pay a dividend or distribution on our shares of common stock, whether in shares of common stock or in other property; (4) we effect a stock split; or
(5) we fail to timely pay specified cash amounts due to the holders of our shares of preferred stock in the event the registration statement of which this Prospectus forms a part is not initially declared effective by the Securities and Exchange Commission on or before July 31, 2003. The result of a downward adjustment in the conversion price would be that the number of shares of common stock issuable for each share of preferred stock would increase.

     The creation and issuance of the preferred stock could have a material impact upon the rights of the holders of our common stock because the preferred stock is senior to our common stock and holders of our preferred stock are entitled to (i) receive preferential, cumulative dividends at a rate of 2% per annum, payable semi-annually in cash or shares of our common stock, and (ii) receive a liquidation preference equal to the greater of the stated value of the preferred stock plus an amount equal to all accrued but unpaid dividends, or a pro rata distribution of the assets of the Company available for distribution to all of its shareholders. In addition, the preferred stock is redeemable if (1) any of our representations and warranties included in the exchange agreement under which we issued the preferred stock prove to be inaccurate, or (2) we fail to perform some obligations included in the Certificate of Designation related to the voting rights of the preferred stock and the listing and reservation of shares of common stock issuable upon conversion of the preferred stock.

     The holders of the preferred stock generally do not have any voting rights. However, the holders of preferred stock have the right to vote separately as a class when we propose to take some actions, including without limitation paying dividends on shares of common stock and entering into any transaction to sell or otherwise dispose of all or substantially all of our assets, or entering into some reorganizations, mergers, consolidations or similar transactions, or reclassifications, recapitalizations or other changes to our capital stock. Finally, we are obligated to register for resale the shares of common stock issuable to the holders of the shares of Preferred Stock; the sale of such shares of common stock or the possibility of such a sale could adversely affect the market price of our common stock.

     Based on the initial common stock conversion price of $2.625, approximately 8,950,000 shares of our common stock are issuable upon the conversion of our preferred stock. In general we can elect to pay dividends on the preferred stock in cash or shares of our common stock, although in some circumstances we are required to pay cash dividends. We are registering up to 5,550,000 shares of common stock that we may issue as dividends, or possibly as additional conversion shares in the event of an adjustment in the common stock conversion price.


     We are registering the shares in order to permit the selling shareholders to offer these shares for resale from time to time. The information provided below with respect to the selling shareholders has been obtained from the selling shareholders and is current as of December 9, 2002.


     Because the selling shareholders may sell none, all or some portion of the shares of common stock owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which the selling shareholders provided the information regarding the shares of common stock owned by them, all or a portion of the shares of common stock owned by them in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.


                                   SHARES OF                        SHARES OF       PERCENTAGE OF
                                 COMMON STOCK      SHARES OF      COMMON STOCK      COMMON STOCK
                                 OWNED BEFORE     COMMON STOCK     OWNED AFTER       OWNED AFTER
NAME OF SELLING SHAREHOLDER     THE OFFERING(1)    OFFERED(2)    THE OFFERING(3)   THE OFFERING(3)
---------------------------     ---------------   ------------   ---------------   ---------------
Brown Simpson Partners I,
  Ltd.(4).....................     5,692,998       6,678,639        1,569,569               3%
OTAPE LLC(5)..................       505,373         791,021           16,992               *
LBI Group Inc.(6).............     3,255,619       5,273,064                0               0
The Pennsylvania State
  University(7)...............       579,912         878,638           37,435               *
UICI(8).......................    24,989,777(9)      878,638       24,447,300              45%


---------------


 *  Less than 1%


(1) The number of shares of our common stock deemed owned by each selling shareholder includes the number of shares of common stock that would be obtained by such selling shareholder if all of the shares of Preferred Stock owned by it were converted into shares of common stock (based on the initial conversion price of $2.625), which for each selling shareholder is as follows: Brown Simpson Partners I, Ltd.: 4,123,429 shares; OTAPE LLC:
    488,381 shares; LBI Group Inc.: 3,255,619 shares; The Pennsylvania State
    University: 542,477 shares; and UICI: 542,477 shares. Note, however, that Brown Simpson Partners I is not currently the beneficial owner of all of the shares of common stock into which its shares of Preferred Stock may be converted. None of the selling shareholders is currently the beneficial owner of any shares of common stock that we may elect to issue as a dividend on the preferred stock. However, we are registering some shares of common stock that may in the future issued as dividends to these selling shareholders.

(2) Our registration of the shares of common stock does not necessarily mean that the selling shareholders will sell all or any of the shares. We are registering shares of common stock issuable upon conversion of the preferred stock, and also shares of common stock that may be issued by us as dividends on the preferred stock. We may choose to pay such dividends in cash, so that the selling shareholders may not ever receive any common stock dividends.

(3) We have determined the number and percentage of shares of common stock owned after the offering by assuming that each selling shareholder will sell all of its shares being offered. In fact, each selling shareholder may sell none, all or some portion of its holdings.

(4) Brown Simpson Asset Management, LLC, a New York limited liability company, serves as the investment manager to Brown Simpson Partners I, Ltd. pursuant to an investment management contract. Each of Matthew C. Brown, Mitchell D. Kaye and James R. Simpson holds an equal interest in Brown Simpson Asset Management, LLC.

(5) Ira Leventhal may be deemed to have ultimate voting or investment control over OTAPE Investments, LLC. Mr. Leventhal disclaims beneficial ownership of the securities. OTAPE may be deemed an affiliate of registered broker dealers OTA LLC and Options Trading Associates LLC. OTAPE purchased its shares in the ordinary course of business and at the time of the purchase had no agreements or understandings with us, direct or indirect, to distribute the securities, other than our commitment to register the securities in a shelf registration statement of which this prospectus forms a part.

(6) LBI Group may be deemed an affiliate of registered broker dealer Lehman Brothers Inc. LBI Group purchased its shares in the ordinary course of business and at the time of the purchase had no agreements or understandings with us, direct or indirect, to distribute the securities, other than our commitment to register the securities in a shelf registration statement, of which this prospectus forms a part.

(7) The Board of Trustees of The Pennsylvania State University has voting and investment control of the shares owned by The Pennsylvania State University.

(8) UICI is publicly-held and is therefore subject to the reporting requirements of the Securities Exchange Act of 1934.

(9) Includes 222,396 shares of our common stock issuable upon the exercise of warrants, but does not include any of the 2,682,798 shares of our common stock held in the Founders Plan Voting Trust (the "Trust"). The shares held in the Trust are subject to options granted to some former employees of Insurdata Incorporated and other UICI subsidiaries. The shares held in the Trust are voted by a majority vote of the trustees of the Trust, who are Michael Ashker, Alvin H. Clemens, Henry G. Hager and Edward W. LeBaron, Jr. Messrs. Ashker, Clemens and Hager currently serve as HealthAxis directors, and Mr. LeBaron previously served as a director of HealthAxis. Upon the forfeiture of options covering shares held in the Trust, the related shares are distributed to UICI, and upon termination of the Trust the shares remaining in the Trust will be distributed to UICI.

     Set forth below is information regarding the respective selling shareholders' positions, offices or other material relationships with us within the past three years.

     On July 31, 2002 we completed a transaction with the selling shareholders providing for the cancellation of our $27.5 million 2% convertible debentures held by them in exchange for our issuance to them of shares of our Preferred Stock and a payment of $4.0 million cash (the "Debenture Exchange"), as follows:

                                                                 SHARES OF
                                       PRINCIPAL AMOUNT OF    PREFERRED STOCK    ALLOCATION OF
NAME OF SELLING SHAREHOLDER            DEBENTURES EXCHANGED      RECEIVED       CASH PAYMENT(1)
---------------------------            --------------------   ---------------   ---------------
Brown Simpson Partners I, Ltd. ......      $12,666,666            10,824          $1,842,425
OTAPE LLC............................        1,500,000             1,282             218,180
LBI Group Inc. ......................       10,000,000             8,546           1,454,545
The Pennsylvania State University....        1,666,667             1,424             242,425
UICI.................................        1,666,667             1,424             242,425
                                           -----------            ------          ----------
          Total......................      $27,500,000            23,500          $4,000,000

---------------

(1) Exclusive of immaterial amounts of cash also paid to each selling shareholder at the closing of the Debenture Exchange representing accrued interest with respect to debentures in the principal amount of $4.0 million.

     Set forth below is further information with respect to the selling shareholders.

     Brown Simpson Partners I, Ltd., OTAPE LLC and LBI Group, Inc. Each of these parties is a common shareholder of HealthAxis and each of them surrendered for cancellation HealthAxis convertible debentures in the Debenture Exchange. See "Summary -- Recent Developments."

     The Pennsylvania State University. This institution recently received HealthAxis convertible debentures as a charitable gift and, other than its ownership of some shares of common stock and its participation in the Debenture Exchange, has no other direct material relationship with HealthAxis. However, one of HealthAxis' directors, Alvin H. Clemens, is a member of the Board of Trustees of The Pennsylvania State University.


     UICI. In January 2000 HealthAxis merged with Insurdata Incorporated, a wholly owned subsidiary of UICI and a provider of Internet based software applications and services for insurance payors. As a result of this transaction and a subsequent merger, UICI is currently the largest single common shareholder of HealthAxis, owning approximately 45% of the outstanding common stock of HealthAxis as of December 9, 2002.



     In addition to being HealthAxis' largest shareholder, UICI and its subsidiaries constituted HealthAxis' largest client until the termination of our information technology services agreement with UICI on June 17, 2002. See "Summary -- Recent Developments." In addition to the information technology services provided to UICI under the services agreement, we also provide other services to UICI, license some software to UICI, offered UICI insurance products and services to consumers, leased two office facilities from UICI and engage in various other business activities with UICI and its affiliates. For the year ended December 31, 2001 and the six-month period ended June 30, 2002, UICI and its subsidiaries accounted for an aggregate of $29.7 million and $9.9 million of our revenues, or 68% and 52% of our revenues for those periods, respectively (inclusive of all revenues derived from UICI and its subsidiaries). As a result of the termination of the services agreement, it is not expected that UICI will in the future be as significant a customer of HealthAxis.


     In addition, HealthAxis and UICI are parties to a Proxy Agreement that was entered into in November 2001 and provides for UICI's grant of a proxy to the HealthAxis Board of Directors to vote one-third of the number of HealthAxis shares held of record from time to time by UICI or its affiliates for the sole purpose of electing directors to the Board of Directors of HealthAxis. The voting rights granted by UICI under the Proxy Agreement require that the votes be cast in favor of the nominees that a majority of the HealthAxis directors shall have recommended stand for election. No UICI directors or personnel are currently HealthAxis directors, although in the past UICI executives have served as directors of HealthAxis. Contemporaneously with UICI's entry into the Proxy Agreement, the UICI Voting Trust and a shareholders agreement to which HealthAxis, UICI and several other HealthAxis shareholders were parties, were both terminated. The UICI

Voting Trust entitled the trustees, all of whom were current or former HealthAxis directors but none of whom were affiliated with UICI, to vote the shares of our common stock held in the UICI Voting Trust. Upon termination of the UICI Voting Trust, all of the shares held therein were distributed to UICI. The shareholders agreement set forth an arrangement among the parties thereto with respect to the election of HealthAxis directors.

     Finally, UICI held HealthAxis convertible debentures prior to its participation in the Debenture Exchange.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling shareholders. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock, which will be borne by the selling shareholders. Sales of shares of common stock may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares of common stock, through short sales of shares of common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares of common stock by the selling shareholders.

     The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares of common stock or of securities convertible into or exchangeable for the shares of common stock in the course of hedging positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the shares of common stock offered by this prospectus, which the broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

     The selling shareholders may make these transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling shareholders and/or the purchasers of shares of common stock for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling shareholders and any broker-dealers that act in connection with the sale of shares of common stock are "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by these broker-dealers or any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock against some liabilities, including liabilities arising under the Securities Act.

     Because the selling shareholders are "underwriters" within the meaning of
Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market. In addition, we have made copies of this prospectus available to the selling shareholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

     The selling shareholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of Rule 144.

     Upon our being notified by a selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     - the name of each selling shareholder and of the participating broker-dealer(s);

     - the number of shares of common stock involved;

     - the initial price at which shares of common stock were sold;

     - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

     - that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     - other facts material to the transactions.

     In addition, upon our being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

                                 LEGAL MATTERS

     Locke Liddell & Sapp LLP, Dallas, Texas, has passed upon the validity of the common stock offered under this prospectus.

                                    EXPERTS


     The consolidated financial statements of HealthAxis Inc. appearing in its Annual Report on Form 10-K/A (as filed with the Commission on December 10, 2002) at December 31, 2001 and for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, and at December 31, 2000, and for each of the two years in the period ended December 31, 2000, by BDO Seidman, LLP, independent auditors, as set forth in their respective reports thereon included therein and incorporated in this prospectus and registration statement by reference. Such consolidated financial statements are incorporated in this prospectus and registration statement by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               14,500,000 SHARES

                                HEALTHAXIS INC.

                             ---------------------

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------


                               December 12, 2002


     YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF ANYONE GIVES YOU ANY SUCH INFORMATION OR MAKES ANY SUCH REPRESENTATIONS, YOU SHOULD NOT RELY ON IT OR THEM AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IT IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The fees and expenses to be paid by us in connection with the offer of the securities being registered hereby are estimated as follows:

Registration fee............................................  $    560.28
Legal fees and expenses.....................................    40,000.00
Accounting fees and expenses................................    55,000.00
Printing....................................................     1,000.00
Miscellaneous...............................................    10,000.00
                                                              -----------
          Total.............................................  $106,560.28
                                                              ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     HealthAxis is incorporated under the laws of the Commonwealth of Pennsylvania. Section 1741 of the Pennsylvania Business Corporation Law ("PBCL") empowers a Pennsylvania corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 1742 of the PBCL empowers a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another corporation or enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense or settlement of the action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, provided that indemnification will not be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless there is a judicial determination that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

     Section 1743 of the PBCL provides that to the extent that a representative of a corporation has been successful on the merits or otherwise in defense of any action or proceeding, or in defense of any claim, issue or matter in such action or proceeding, he or she will be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with such action or proceeding.

     Section 1745 of the PBCL provides that expenses, including attorneys' fees, incurred in defending an action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding on receipt of an undertaking by or on behalf of the representative to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation.

     Section 1746 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of the PBCL will not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. However, Section 1746 also provides that such indemnification will not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     HealthAxis provides for indemnification of its directors and officers pursuant to Article 14 of its Amended and Restated Articles of Incorporation and
Article IV of its Bylaws. Article 14 of HealthAxis' Amended and Restated Articles of Incorporation and Article IV of HealthAxis' Bylaws provide in effect that, unless prohibited by applicable law, HealthAxis will indemnify directors and officers against all expenses, including attorney's fees, judgments, fines and amounts paid in settlement incurred in connection with any actions or proceedings, subject to some limitations in the case of actions by directors and officers against HealthAxis. Under Article IV, HealthAxis will also advance amounts to any director or officer during the pendency of any actions or proceedings against expenses incurred in connection with the actions or proceedings, provided that, if required by law, HealthAxis receives an undertaking to repay the amount advanced if it is ultimately determined that the person is not entitled to be indemnified under Article IV. The indemnification provided for in Article IV is in addition to any rights to which any director or officer may otherwise be entitled. Article IV of HealthAxis' Bylaws also provides that the right of a director or officer to indemnification and advancement of expenses will continue for a person who has ceased to be a director or officer of the Company, and inure to the benefit of the person's heirs, executors and administrators.

     As authorized by Article 14 of its Amended and Restated Articles of Incorporation, HealthAxis has purchased directors' and officers' liability insurance policies indemnifying its directors and officers and the directors and officers of its subsidiaries against claims and liabilities, with stated exceptions, to which they may become subject by reason of their positions with HealthAxis or its subsidiaries as directors and officers.

SEC POSITION ON INDEMNIFICATION

     As stated above, under our articles of incorporation, our directors and officers are indemnified against some causes of action. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS

   4.1  Specimen Stock Certificate (incorporated by reference to
        Exhibit 4.1 to the Company's Registration Statement on Form
        S-1 (Registration No. 333-5884)).
   4.2 Amended and Restated Articles of Incorporation and Bylaws of the Company (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Registration
        No. 333-5884)).
   4.3 Certificate of Designation (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).
 **5.1  Opinion of Locke Liddell & Sapp LLP.
**23.1  Consent of Locke Liddell & Sapp LLP (included in Exhibit
        5.1).
 *23.2  Consent of Ernst & Young LLP, Independent Auditors.
 *23.3  Consent of BDO Seidman, LLP, Independent Auditors.
**24.1  Power of Attorney.

---------------

 * Filed herewith.

** Previously filed.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on December 12, 2002.


                                          HEALTHAXIS INC.

                                          By:      /s/ JAMES W. MCLANE
                                            ------------------------------------
                                                      James W. McLane
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.


                    SIGNATURES                                    TITLE                      DATE
                    ----------                                    -----                      ----

               /s/ JAMES W. MCLANE                    Chairman of the Board, Chief     December 12, 2002
 ------------------------------------------------    Executive Officer and President
                 James W. McLane                      (Principal Executive Officer)


              /s/ JOHN M. CARRADINE                      Chief Financial Officer       December 12, 2002
 ------------------------------------------------       (Principal Financial and
                John M. Carradine                          Accounting Officer)


                        *                                       Director               December 12, 2002
 ------------------------------------------------
                  Michael Ashker


                        *                                       Director               December 12, 2002
 ------------------------------------------------
                   Kevin Brown


                        *                                       Director               December 12, 2002
 ------------------------------------------------
                 Alvin H. Clemens


                        *                                       Director               December 12, 2002
 ------------------------------------------------
                 Adam J. Gutstein


                        *                                       Director               December 12, 2002
 ------------------------------------------------
                  Henry G. Hager


                        *                                       Director               December 12, 2002
 ------------------------------------------------
                 Kevin F. Hickey

                    SIGNATURES                                    TITLE                      DATE
                    ----------                                    -----                      ----


                        *                                       Director               December 12, 2002
 ------------------------------------------------
                 James L. Hopkins


                        *                                       Director               December 12, 2002
 ------------------------------------------------
                Dennis B. Maloney


 *By:             /s/ JOHN M. CARRADINE
        -----------------------------------------
                    John M. Carradine
                     Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   4.1   Specimen Stock Certificate (incorporated by reference to
         Exhibit 4.1 to the Company's Registration Statement on Form
         S-1 (Registration No. 333-5884)).
   4.2   Amended and Restated Articles of Incorporation and Bylaws of
         the Company (Incorporated by reference to Exhibit 4.2 to the
         Company's Registration Statement on Form S-1 (Registration
         No. 333-5884)).
   4.3   Certificate of Designation (Incorporated by reference to
         Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q
         for the period ended June 30, 2002).
 **5.1   Opinion of Locke Liddell & Sapp LLP.
**23.1   Consent of Locke Liddell & Sapp LLP (included in Exhibit
         5.1).
 *23.2   Consent of Ernst & Young LLP, Independent Auditors.
 *23.3   Consent of BDO Seidman, LLP, Independent Auditors.
**24.1   Power of Attorney.

---------------

 * Filed herewith.

** Previously filed.